KANDI TECHNOLGIES, CORP.

April 14, 2010

Ms. Michelle Lacko
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Kandi Technologies, Corp Registration Statement on Form S-3 Filed February 24, 2010 File No. 333-165055

Dear Ms. Lacko:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form S-3 of Kandi Technologies, Corp. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2010, the undersigned hereby requests acceleration of the effective date of said Registration Statement to 12:00 p.m. Eastern Daylight Time on April 19, 2010, or as soon thereafter as practicable.

As requested from the staff of the Commission relating to the above-referenced filing, the Company hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert Shin of K&L Gates LLP, at (212) 536-4885.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu
Chief Executive Officer

cc:	Robert S. Matlin, Esq. Robert Shin, Esq.